VRI BioMedical


03050224

10 March 2003

PROCESSED
MAY 08 2003
THOMSON FINANCIAL


SEC MAIL PROCESSING
RECEIVED
MAR 31 2003
WASH. D.C.
181
SECTION

Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: File Number 82-34683-VRIBY

Please see attached provided pursuant to Section 12g3-2(b) – file number 82-34683.

Yours faithfully

John Frame
Company Secretary

Sydney Unit
Microbiology and Immunology
School of Biotechnology and
Biomolecular Science
University of New South Wales

VRI BioMedical Limited
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831
Australia

Newcastle Unit
Level 4, David Maddison Clinical
Sciences Building
Cnr King and Watts Streets
Newcastle NSW 2300

VRI BioMedical

82-34683

14th February 2003

Company Announcements Office
Australian Stock Exchange Limited

Facsimile: 1300 300 021

Dear Sir/Madam

Issue of shares to Placement Investors

We confirm that 637,833 fully paid ordinary VRI BioMedical Limited (**VRI**) shares (**Shares**) have been issued to Investors pursuant to the underwriting arrangements for VRI's recent Share Purchase Plan.

In order to comply with the secondary trading provisions of the Corporations Act 2001 (Cth) (**Act**), VRI advises that, in relation to the Shares, it relies on Class Order 02/1180 issued by the Australian Securities and Investments Commission, which grants relief from the secondary trading provisions, in that:

1. the Shares were issued by VRI to the Investors after 12 December 2002;
2. the Shares issued by VRI to the Investors come within the relief specified in Category 1 of Schedule C of the Class Order; and
3. VRI hereby gives notice to the Australian Stock Exchange that there is no information to be disclosed of the kind that would be required to be disclosed under subsection 713(5) of the Act if a prospectus were issued in reliance on section 713 in relation to an offer of the Shares.

Yours sincerely,



John Frame
COMPANY SECRETARY

Sydney Unit
Microbiology and Immunology
School of Biotechnology and
Biomolecular Science
University of New South Wales
UNSW Sydney 2052
Phone: (61 2) 9385 3440197

VRI BioMedical Limited
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831
Australia
Phone: (61 8) 9321 3655
Fax: (61 8) 9321 3650

Newcastle Unit
Level 4, David Maddison Clinical
Sciences Building
Cnr King and Watts Streets
Newcastle NSW 2300
Phone: (61 2) 4923 6581

82-34683

VRI BioMedical


RECEIVED
MAR 3 1 2003
181

Facsimile

To:	AUSTRALIAN STOCK EXCHANGE – COMPANY ANNOUNCEMENTS OFFICE	From:	JANE SWINDELLS
Fax:	1300 300 021	Pages:	7
Phone:		Date:	14/2/2003
Re:	APPENDIX 3B	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Enclosed – Appendix 3B – application for quotation of ordinary shares in terms of Share Purchase Plan.

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

VRI BioMedical Limited

ABN

97 084 464 193

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	637,833
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.60 per ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued in terms of Share Purchase Plan announced on 3rd December 2002.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17th February, 2003.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
61,486,304	VRI – Ordinary Fully Paid Shares
23,373,768	VRIO – Options expiring 6/3/06 exercisable at 75 cents

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,900,000	VRIAK – Options expiring 23/11/06 exercisable at 75 cents
		300,000	VRIAM – Options expiring 13/6/07 exercisable at 75 cents
		980,000	VRIAO – Options expiring 13/10/05 exercisable at 50 cents
		300,000	VRIAS – Options expiring 22/8/07 exercisable at 75 cents

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We ~~warrant that~~ they are (will be) true and complete.



Sign here: .... Date: ...14/2/03...
(Director/~~Company secretary~~)

Print name: LEON IVORY

+ See chapter 19 for defined terms.

82-34683


VRI
BioMedical

Facsimile

To:	AUSTRALIAN STOCK EXCHANGE COMPANY ANNOUNCEMENTS OFFICE	From:	Mark Rowbottam
Fax:	1300 300 021	Pages:	2 incl cover sheet
Phone:		Date:	013/02/03
Re:		CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

VRI BioMedical Achieves Significant Milestone on Cardiovascular Patent Application

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com


VRI
BioMedical

13 February 2003

VRI BioMedical Achieves Significant Milestone on Cardiovascular Patent Application

ASX listed VRI BioMedical Ltd announced today that it received a clear International Preliminary Examination Report (IPER) for its 'Atheromastat' patent application, "Compositions and methods for diagnosis and treatment of cardiovascular disorders", covering the Company's technologies for the prediction and prevention/treatment of coronary heart disease (CHD).

This is a significant development for VRI as a clear IPER confirms that in the Examiner's opinion the claimed invention is novel and inventive and indicates that there is a very high likelihood of obtaining the grant of national patents.

The Atheromastat application covers claims for the use of probiotics to treat cardiovascular disorders including inflammatory diseases such as atherosclerosis. The application also includes claims to predict and/or detect the presence of cardiovascular disorders. The application will now be lodged in the major national jurisdictions around the world.

Commenting, VRI Executive Chairman Leon Ivory said that the issuing of a clear IPER was an important and very exciting milestone for VRI as it indicated that the Atheromastat application had the best possible likelihood of success in the major global markets, in particular the USA, Europe and Japan.

CHD remains a problem of enormous size and cost, both for patients and their families and for struggling health systems worldwide, for example:

- CHD is the most common cause of death in the western world.
- CHD was estimated to directly and indirectly cost the USA US$100 billion (A$170 billion) in 2001.
- IMS Health estimates that global retail pharmacy sales for cardiovascular drugs for the 12 months to November 2002 totalled more than US$53 billion (approx. A$90 billion).

For further information please contact:
Leon Ivory, Chairman on 0419 428 264, or
Dr Peter French, Chief Operating Officer on 0412 457 595.

82-34683


SEC MAIL
RECEIVED
MAR 3 1 2003
WASH, D.C.
181
SECTION

VRI BioMedical

Facsimile

To:	AUSTRALIAN STOCK EXCHANGE – COMPANY ANNOUNCEMENTS OFFICE	From:	JOHN FRAME
Fax:	~~1300 300 021~~ 1900 999 279	Pages:	5
Phone:		Date:	7/03/2003
Re:	APPENDIX 3Y	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

● This document and any following pages are confidential, may contain legally privileged information and are intended solely for the named addressee. If you receive this document in error please destroy it and please let us know.

Enclosed Appendix 3Y – Change in Director's Interest Notices for 2 Directors.

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**VRI BioMedical Limited**
ABN	**97 084 464 193**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Leon Ivory
Date of last notice	January 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ivory & Co Pty Ltd Director
Date of change	Finalised 6/3/03
No. of securities held prior to change	3,600,001 quoted options (VRIO) 9,008,333 quoted ordinary shares (VRI)
Class	Quoted securities
Number acquired	Nil
Number disposed	1,659,146 Quoted options (VRIO)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	1,940,855 Quoted Options (VRIO) 9,008,333 quoted ordinary shares (VRI)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off – market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VRI BioMedical Limited
ABN	97 084 464 193

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kim Robert Slatyer
Date of last notice	January 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Trivenia Pty Ltd as Trustee for the Kim Robert Slatyer Trust Director
Date of change	Finalised 6/3/03
No. of securities held prior to change	3,600,001 quoted options (VRIO) 8,928,333 quoted ordinary shares (VRI)
Class	Quoted securities
Number acquired	Nil
Number disposed	1,325,812 Quoted options (VRIO)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	2,274,189 Quoted Options (VRIO) 9,008,333 quoted ordinary shares (VRI)

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off – market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

82-34683

VRI BioMedical

21st February 2003

Company Announcements Office
Australian Stock Exchange Limited

Facsimile: 1300 300 021

Dear Sir/Madam

Issue of shares to Placement Investors

We confirm that 30,000 fully paid ordinary VRI BioMedical Limited (**VRI**) shares (**Shares**) have been issued to Investors pursuant to the underwriting arrangements for VRI's recent Share Purchase Plan.

In order to comply with the secondary trading provisions of the Corporations Act 2001 (Cth) (**Act**), VRI advises that, in relation to the Shares, it relies on Class Order 02/1180 issued by the Australian Securities and Investments Commission, which grants relief from the secondary trading provisions, in that:

1. the Shares were issued by VRI to the Investors after 12 December 2002;
2. the Shares issued by VRI to the Investors come within the relief specified in Category 1 of Schedule C of the Class Order; and
3. VRI hereby gives notice to the Australian Stock Exchange that there is no information to be disclosed of the kind that would be required to be disclosed under subsection 713(5) of the Act if a prospectus were issued in reliance on section 713 in relation to an offer of the Shares.

Yours sincerely,



John Frame
COMPANY SECRETARY

Sydney Unit
Microbiology and Immunology
School of Biotechnology and
Biomolecular Science
University of New South Wales
UNSW Sydney 2052
Phone: (61 2) 9385 1593

VRI BioMedical Limited
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831
Australia
Phone: (61 8) 9321 3655
Fax: (61 8) 9321 3650

Newcastle Unit
Level 4, David Maddison Clinical
Sciences Building
Cnr King and Watts Streets
Newcastle NSW 2300
Phone: (61 2) 4923 6581
Fax: (61 2) 4923 6205

82-34683

VRI BioMedical


RECEIVED
MAR 31 2003
181

Facsimile

To:	AUSTRALIAN STOCK EXCHANGE – COMPANY ANNOUNCEMENTS OFFICE	From:	JOHN FRAME
Fax:	1300 300 021	Pages:	7
Phone:		Date:	21/2/2003
Re:	APPENDIX 3B	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

● This document and any following pages are confidential, may contain legally privileged information and are intended solely for the named addressee. If you receive this document in error please destroy it and please let us know.

Enclosed – Appendix 3B – application for quotation of ordinary shares in terms of Share Purchase Plan.

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

VRI BioMedical Limited

ABN

97 084 464 193

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.60 per ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued in terms of Share Purchase Plan announced on 3rd December 2002.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21st February, 2003.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
61,516,304	VRI – Ordinary Fully Paid Shares
23,373,768	VRIO – Options expiring 6/3/06 exercisable at 75 cents

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,900,000	VRIAK – Options expiring 23/11/06 exercisable at 75 cents
		300,000	VRIAM – Options expiring 13/6/07 exercisable at 75 cents
		980,000	VRIAO – Options expiring 13/10/05 exercisable at 50 cents
		300,000	VRIAS – Options expiring 22/8/07 exercisable at 75 cents

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 21/2/03
(Director/Company secretary)

Print name: LEON IVORY.

+ See chapter 19 for defined terms.

VRI BioMedical

82-34683

11th February 2003

Company Announcements Office
Australian Stock Exchange Limited

Facsimile: 1300 300 021

Dear Sir/Madam

Issue of shares to Placement Investors

We confirm that 587,167 fully paid ordinary VRI BioMedical Limited (**VRI**) shares (**Shares**) have been issued to Investors pursuant to the underwriting arrangements for VRI's recent Share Purchase Plan.

In order to comply with the secondary trading provisions of the Corporations Act 2001 (Cth) (**Act**), VRI advises that, in relation to the Shares, it relies on Class Order 02/1180 issued by the Australian Securities and Investments Commission, which grants relief from the secondary trading provisions, in that:

1. the Shares were issued by VRI to the Investors after 12 December 2002;
2. the Shares issued by VRI to the Investors come within the relief specified in Category 1 of Schedule C of the Class Order; and
3. VRI hereby gives notice to the Australian Stock Exchange that there is no information to be disclosed of the kind that would be required to be disclosed under subsection 713(5) of the Act if a prospectus were issued in reliance on section 713 in relation to an offer of the Shares.

Yours sincerely,



P.P. John Frame
COMPANY SECRETARY

Sydney Unit
Microbiology and Immunology
School of Biotechnology and Biomolecular Science
University of New South Wales
UNSW Sydney 2052

VRI BioMedical Limited
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831
Australia
Phone: (61 8) 9321 3655

Newcastle Unit
Level 4, David Maddison Clinical Sciences Building
Cnr King and Watts Streets
Newcastle NSW 2300
Phone: (61 2) 4923 6581

82-34683

VRI
BioMedical


RECEIVED
MAR 3 1 2003
181

Facsimile

To:	AUSTRALIAN STOCK EXCHANGE – COMPANY ANNOUNCEMENTS OFFICE	From:	JANE SWINDELLS
Fax:	1300 300 021	Pages:	7
Phone:		Date:	11/2/2003
Re:	APPENDIX 3B	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

● This document and any following pages are confidential, may contain legally privileged information and are intended solely for the named addressee. If you receive this document in error please destroy it and please let us know.

Enclosed – Appendix 3B – application for quotation of ordinary shares in terms of Share Purchase Plan.

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

VRI BioMedical Limited

ABN

97 084 464 193

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	587,167
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.60 per ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued in terms of Share Purchase Plan announced on 3rd December 2002.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11th February, 2003.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
60,848,471	VRI – Ordinary Fully Paid Shares
23,373,768	VRIO – Options expiring 6/3/06 exercisable at 75 cents

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,900,000	VRIAK – Options expiring 23/11/06 exercisable at 75 cents
		300,000	VRIAM – Options expiring 13/6/07 exercisable at 75 cents
		980,000	VRIAO – Options expiring 13/10/05 exercisable at 50 cents
		300,000	VRIAS – Options expiring 22/8/07 exercisable at 75 cents

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

82-34683



Facsimile

To:	AUSTRALIAN STOCK EXCHANGE COMPANY ANNOUNCEMENTS OFFICE	From:	Mark Rowbottam
Fax:	1300 300 021	Pages:	2 incl cover sheet
Phone:		Date:	07/02/03
Re:		CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

APPOINTMENT OF DR PETER FRENCH AS CEO.

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com



7th February 2003

APPOINTMENT OF DR PETER FRENCH AS CEO.

VRI BioMedical announced today the appointment of Dr Peter French as Chief Executive Officer, effective March 3 2003. Dr French was appointed as VRI's Chief Operating Officer last November and his elevation to the CEO role reflects both the importance of having a strong corporate presence available to the capital markets in Sydney and Melbourne and provides for closer management of the Company's development and commercialisation efforts in Sydney and Newcastle.

Chairman and current CEO, Mr Leon Ivory, stated that Dr French was the ideal person to lead VRI as the company moves from R&D to the commercialisation phase. "Peter French has the unique blend of scientific and commercial skills required to ensure that VRI capitalises on its significant global commercial opportunities." Mr Ivory will continue as the Chairman, based in Perth.

Dr French has extensive background in medical research, especially in the areas of cell and molecular biology. This is coupled with proven commercial expertise in the biotechnology sector, as demonstrated by his achievement in founding and ultimately listing Cryosite Limited on the ASX in 2002 (ASX: CTE).

Dr French indicated that his main priorities in his role as CEO would be to focus VRI's resources on bringing product to market. "We have immediate opportunities to earn substantial revenue from our lead products – probiotics for relief of gastrointestinal disorders and diagnostics for *H. pylori* and associated gastric cancer. It is therefore essential that VRI maximises the value from its competitive advantages in these applications which have enormous global markets".

Mr Mark Saunders, President of Global Markets Capital Corporation in New York, who are providing US corporate advice to VRI, welcomed the appointment saying "With a PhD in biological science, an MBA in Technology Management and experience in leadership in academia and industry, Peter has the skill sets needed to lead a globally-oriented biotechnology company. This announcement will be viewed favourably by the US capital markets and will assist VRI in its plans for a Level 2 NASDAQ listing this year."

For further information contact:
Dr Peter French - 0412 457 595
Leon Ivory - 0419 428 264

82-34683


RECEIVED
MAR 3 1 2003
181

VRI BioMedical

Facsimile

To:	AUSTRALIAN STOCK EXCHANGE – COMPANY ANNOUNCEMENTS OFFICE	From:	JANE SWINDELLS
Fax:	1300 300 021	Pages:	7
Phone:		Date:	6/2/2003
Re:	APPENDIX 3B	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Enclosed – Appendix 3B – application for quotation of ordinary shares in terms of Share Purchase Plan.

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

VRI BioMedical Limited

ABN

97 084 464 193

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	640,001
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.60 per ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued in terms of Share Purchase Plan announced on 3rd December 2002.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4th February, 2003.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
60,261,304	VRI – Ordinary Fully Paid Shares
23,373,768	VRIO – Options expiring 6/3/06 exercisable at 75 cents

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,900,000	VRIAK – Options expiring 23/11/06 exercisable at 75 cents
		300,000	VRIAM – Options expiring 13/6/07 exercisable at 75 cents
		980,000	VRIAO – Options expiring 13/10/05 exercisable at 50 cents
		300,000	VRIAS – Options expiring 22/8/07 exercisable at 75 cents

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 5.2.03
(Director/Company secretary)

Print name: Kim Statham

+ See chapter 19 for defined terms.

VRI BioMedical

82-34683

6th February 2003

Company Announcements Office
Australian Stock Exchange Limited

Facsimile: 1300 300 021

Dear Sir/Madam

Issue of shares to Placement Investors

We confirm that 890,001 fully paid ordinary VRI BioMedical Limited (**VRI**) shares (**Shares**) have been issued to the Investors as detailed in Annexure A pursuant to the underwriting arrangements for VRI's recent Share Purchase Plan.

In order to comply with the secondary trading provisions of the Corporations Act 2001 (Cth) (**Act**), VRI advises that, in relation to the Shares, it relies on Class Order 02/1180 issued by the Australian Securities and Investments Commission, which grants relief from the secondary trading provisions, in that:

1 the Shares were issued by VRI to the Investors after 12 December 2002;

2 the Shares issued by VRI to the Investors come within the relief specified in Category 1 of Schedule C of the Class Order; and

3 VRI hereby gives notice to the Australian Stock Exchange that there is no information to be disclosed of the kind that would be required to be disclosed under subsection 713(5) of the Act if a prospectus were issued in reliance on section 713 in relation to an offer of the Shares.

Yours sincerely,



John Frame
COMPANY SECRETARY

Encl. Annexure A

Sydney Unit
Microbiology and Immunology
School of Biotechnology and
Biomolecular Science
University of New South Wales
UNSW Sydney 2052
Phone: (61 2) 9385 1593

VRI BioMedical Limited
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831
Australia
Phone: (61 8) 9321 3655
Fax: (61 8) 9321 3650

Newcastle Unit
Level 4, David Maddison Clinical
Sciences Building
Cnr King and Watts Streets
Newcastle NSW 2300
Phone: (61 2) 4923 6581
Fax: (61 2) 4923 6205

ANNEXURE "A"

Sambo Holdings WA Pty Ltd
Benson Family Superannuation Fund
Jane Margery Benson
Bell Potter Nominees Pty Ltd
Barrakai Investments Pty Ltd
Hamish Alexander Christie
Waferbell Ltd
The Noble Foundation
Mulroy Investments Pty Ltd

VRI BioMedical


RECEIVED
MAR 3 1 2003

Facsimile

To:	AUSTRALIAN STOCK EXCHANGE – COMPANY ANNOUNCEMENTS OFFICE	From:	JANE SWINDELLS
Fax:	1300 300 021	Pages:	7
Phone:		Date:	4/02/2003
Re:	APPENDIX 3B	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Enclosed – Appendix 3B – application for quotation of ordinary shares in terms of Share Purchase Plan.

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

VRI BioMedical Limited

ABN

97 084 464 193

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	250,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.60 per ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued in terms of Share Purchase Plan announced on 3rd December 2002.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4th February, 2003.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
59,621,303	VRI – Ordinary Fully Paid Shares
23,373,768	VRIO – Options expiring 6/3/06 exercisable at 75 cents

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,900,000	VRIAK – Options expiring 23/11/06 exercisable at 75 cents
		300,000	VRIAM – Options expiring 13/6/07 exercisable at 75 cents
		980,000	VRIAO – Options expiring 13/10/05 exercisable at 50 cents
		300,000	VRIAS – Options expiring 22/8/07 exercisable at 75 cents

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 4 . 1 . 03
(Director/~~Company secretary~~)

Print name: KIM SLATYER

+ See chapter 19 for defined terms.

82-34683

VRI BioMedical


SEC MAIL
PROCESSING
RECEIVED
MAR 3 1 2003
WASH. D.C.
181
SECTION

Facsimile

To:	AUSTRALIAN STOCK EXCHANGE – COMPANY ANNOUNCEMENTS OFFICE	From:	JANE SWINDELLS
Fax:	1300 300 021	Pages:	8
Phone:		Date:	31/01/2003
Re:		CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

Appendix 4C and Notes

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com



31st January 2003.

Appendix 4C for the second quarter ending 31st December, 2002. EXPLANATORY NOTES

The consolidated statement of cash flow shows a net operating cash flow for the quarter ending 31st December, 2002 of $1.414 million.

The Cash Flow Report is attached with the following explanatory notes :-

- Actual Sales of **ProBio PCC** ™ to Pharmanex were $0.885 million for the 2 quarters. The attached cash flow report reflects $0.396 million as $0.489 million was received after 31/12/02.

- The Share Purchase Plan successfully raised $2 million in shareholder acceptances and underwriter contractual obligations.

- Undrawn funds from the START grant as at 31/12/02 were $0.59 million. $0.382 million has been drawn down since the approval of the START grant.

Included in the cash flow are :-

- $0.1 million of non-recurring costs essentially relating to the scale up of manufacturing probiotic product, travel and legal costs associated with the Pharmanex launch of **ProBio PCC** ™.
- $0.26 million has been expended during the quarter on the stock of goods for sale to Pharmanex.

Sydney Unit
Microbiology and Immunology
School of Biotechnology and
Biomolecular Science
University of New South Wales
UNSW Sydney 2052
Phone: (61 2) 9385 1593
Fax: (61 2) 9385 1285

VRI BioMedical Limited
ACN 084 464 193 ABN 97 084 464 193
Level 11, BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831
Australia
Phone: (61 8) 9321 3655
Fax: (61 8) 9321 3650
www.vribiomedical.com

Newcastle Unit
Level 4, David Maddison Clinical
Sciences Building
Cnr King and Watts Streets
Newcastle NSW 2300
Phone (61 2) 4923 6581
Fax: (61 2) 4923 6205

During the quarter ended 31st December, 2002, VRI BioMedical continued to make progress with its research, product development and commercialisation programmes.

In particular, the announcement on the 27th September 2002 of the successful launch of the Company's first probiotic product – **ProBio PCC** ™ – by Pharmanex at their International Convention held at Salt Lake City, Utah, in the USA was a major milestone for VRI BioMedical. This product is supplied for global distribution via the substantial direct distribution network of Pharmanex. On the 6th of November the rollout of **ProBio PCC** ™ within the USA market commenced.

30th October **ProBio PCC** ™ was launched by Pharmanex into South Korea which was NSE (Pharmanex's parent company)'s fastest expanding market in 2001.

ProBio PCC ™ is currently being manufactured by VRI BioMedical for other North and North-East Asian regions for Pharmanex with imminent product launches.

There will be additional revenue inflows arising from the delivery of **ProBio PCC** ™ pursuant to current and expected orders from Pharmanex.

The Company has received notification from the Therapeutic Goods Administration (TGA) that one of the Company's probiotic products, Progastrim ®has been listed on the Australian Register of Therapeutic Goods. This TGA approval will allow the Company to sell Progastrim® as a therapeutic product in the Australian marketplace, with a product launch expected in early 2003.

On 26th November, 2002 VRI BioMedical announced its Collaboration with Sydney based Proteome Systems Limited to develop innovative point-of-care Diagnostic products.

On 30th January 2003 VRI announced that its gastric cancer Diagnostic product OncoAlert ™ achieved a significant breakthrough in a major trial in Hong Kong. This study showed that OncoAlert™ was highly accurate in the detection of Helicobacter pylori, the stomach ulcer-causing organism that is responsible for over half the cases of gastric cancer.

Negotiations are advancing with other organisations for the commercialisation of the Company's probiotic products in several significant global markets via the retail and over the counter distribution channels. These channels offer considerable commercial opportunity for the Company's products.

Negotiations are also advancing with other organisations for the commercialisation of the vaccines and diagnostic products.



Leon Ivory
Executive Chairman

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

VRI BIOMEDICAL LIMITED

ABN	Quarter ended ("current quarter")
97 084 464 193	31 DECEMBER 2002

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (6months) $A'000
1.1	Receipts from customers	255	396
1.2	Payments for (a) staff costs	(102)	(337)
	(b) advertising and marketing	(1)	(2)
	(c) research and development	(785)	(1,531)
	(d) leased assets	-	-
	(e) other working capital	(524)	(1,166)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	26	77
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material) – stock of goods for sale	(264)	(433)
	Net operating cash flows	(1,395)	(2,996)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,395)**	**(2,996)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	a) businesses (item 5)		
	b) equity investments		
	c) intellectual property		
	d) physical non-current assets	(19)	(34)
	e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(19)	(34)
1.14	**Total operating and investing cash flows**	(1,414)	(3,030)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	486	486
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	486	486
	Net increase (decrease) in cash held	(928)	(2,544)
1.21	Cash at beginning of quarter/year to date	2,959	4,575
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	2,031	2,031

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	170
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	1,258	757
4.2 Deposits at call	-	-
4.3 Bank overdraft		
4.4 Other (provide details) – BANK BILLS	773	2,202
Total: cash at end of quarter (item 1.22)	2,031	2,959

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	-	-
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.



Sign here: .... (Director/Company secretary) Date: 31 . 1 . 03

Print name: KIM SLATYER

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

82-34683


VRI
BioMedical

Facsimile

To:	AUSTRALIAN STOCK EXCHANGE – COMPANY ANNOUNCEMENTS OFFICE	From:	JOHN FRAME
Fax:	1300 300 021	Pages:	2
Phone:		Date:	30/01/2003
Re:		CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

VRI Gastric Cancer Diagnostic Achieves Significant Breakthrough in Major Trial

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com



30th January 2003

VRI GASTRIC CANCER DIAGNOSTIC ACHIEVES SIGNIFICANT BREAKTHROUGH IN MAJOR TRIAL

Dr Peter French from VRI BioMedical Ltd announced today that a major study conducted in association with Royal Mary Hospital in Hong Kong has successfully validated OncoAlert™, their unique diagnostic test for H. pylori. OncoAlert™ is a diagnostic assay which combines the ability to detect the presence of Helicobacter pylori, the stomach ulcer-causing organism, with the potential to diagnose the risk of developing associated gastric cancer.

Dr Tom Borody, Director of the Centre for Digestive Diseases said "The market for such a product is very considerable. More than half of the world's population is infected with H. pylori and it is estimated to be the primary cause of around 70% of gastric, 90% of duodenal ulcers, and over half the cases of gastric cancer. Worldwide it is estimated that almost half a million new cases of gastric cancer are attributable to H. pylori annually."

There is currently no non-invasive test, which would allow for prediction of risk and/or early diagnosis of gastric cancer caused by H. pylori infection. OncoAlert™ thus provides doctors world-wide with a unique and powerful diagnostic tool to allow for early diagnosis and more effective early treatment of this insidious disease.

The results from the study showed that OncoAlert™ was highly accurate in the detection of the infectious disease, and meets or surpasses industry standards for tests of this kind. This is a major milestone in the commercialisation of this high potential diagnostic.

VRI BioMedical is developing OncoAlert™ in two formats - a laboratory-based assay and a rapid point-of-care device. The results of this study have exceeded VRI's expectations and should expedite commercial negotiations with potential licensees in North America and Europe for global distribution.

VRI BioMedical is a biomedical company developing products in the biopharmaceutical, diagnostic and vaccine markets. VRI BioMedical launched its first biopharmaceutical products in 2002 – ProBio PCC™ and Progastrim™.

For further information please contact:

Dr Peter French, Chief Operating Officer on 0412 457 595
Mr Mark Rowbottam, General Manager Diagnostics on 08 9321 3655.

Sydney Unit
Microbiology and Immunology
School of Biotechnology and Biomolecular Science
University of New South Wales
UNSW Sydney 2052
Phone: (61 2) 9385 1593
Fax: (61 2) 9385 1285

VRI BioMedical Limited
ACN 084 464 193 ABN 97 084 464 193
Level 11, BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831
Australia
Phone: (61 8) 9321 3655
Fax: (61 8) 9321 3650
www.vribiomedical.com

Newcastle Unit
Level 4, David Maddison Clinical Sciences Building
Cnr King and Watts Streets
Newcastle NSW 2300
Phone (61 2) 4923 6581
Fax: (61 2) 4923 6205